RECEIVED

2008 JAN 14 A 10:21

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

08000183

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

SUPPL

Date January 7, 2008
Contact Li Sulejmanagic

Unaxis Holdings

~~OC Oerlikon Corporation AG,~~ Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

Li Sulejmanagic

Corporate Communications

PROCESSED
JAN 15 2008
THOMSON
FINANCIAL

Enclosure

- **Disclosure of shareholding of Bank Julius Bär pursuant to stock exchange act**

dlw 1/14

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Li Sulejmanagic
Phone +41 58 360 96 06
Fax +41 58 360 91 93
li.sulejmanagic@oerlikon.com
www.oerlikon.com

Disclosure of Shareholdings pursuant to the Stock Exchange Act

Pfäffikon SZ, January 7, 2008 – According to information provided by Bank Julius Bär & Co. AG, Bahnhofstrasse 36, 8010 Zurich, Switzerland, on December 31, 2007, their sale positions exceeded the 5% threshold as at December 20, 2007. The structure of the notified holding in OC Oerlikon Corporation AG, Pfäffikon is as follows:

Purchase positions:

Percentage of voting rights: 5.98 %

- 82 171 registered shares (0.58 %)
- 2 379 031 options with 763 393 (5.40 %) voting rights conferred *)

Sale positions:

Percentage of voting rights from underlying shares: 5.10 %

- 19 141 087 options with 721 044 (5.10 %) voting rights conferred *)

According to another notification received on December 31, 2007, the sale positions of Bank Julius Bär & Co. AG, Bahnhofstrasse 36, 8010 Zurich, Switzerland, fell below the 5% threshold as at December 21, 2007. The structure of the notified holding in OC Oerlikon Corporation AG, Pfäffikon is as follows:

Purchase positions:

Percentage of voting rights: 5.31 %

- 79 971 registered shares (0.57 %)
- 1 905 181 options with 671 143 (4.75 %) voting rights conferred *)

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*) Based on a recommendation by SWX Swiss Exchange of January 3, 2008, for practical reasons there will be no publication of the extensive details on the financial instruments required by article 13 section 1 and 1bis in connection with article 17 section 1 lit. a and section 1bis SESTO-FBC. These can be obtained free of charge from OC Oerlikon Corporation AG, Pfäffikon, Churerstrasse 120, CH-8808 Pfäffikon (e-mail: ir@oerlikon.com; tel: +41 58 360 96 22; fax: +41 58 360 91 93).

Sale positions:

Percentage of voting rights from underlying shares: 4.75 %

- 18 378 087 options with 671 909 (4.75 %) voting rights conferred *)

The shareholder's contact person for the present notifications is:

Valentin Vonder Mühli, Bank Julius Bär & Co. AG, Zurich

Tel 058 888 8636, Fax 058 888 8779

For further information please contact:

Burkhard Böndel Corporate Communications Tel. +41 58 360 96 02 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Corporate Investor Relations Tel. +41 58 360 96 22 Fax +41 58 360 98 22 ir@oerlikon.com www.oerlikon.com

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company ranks either first or second in the respective global mark

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*) Based on a recommendation by SWX Swiss Exchange of January 3, 2008, for practical reasons there will be no publication of the extensive details on the financial instruments required by article 13 section 1 and 1bis in connection with article 17 section 1 lit. a and section 1bis SESTO-FBC. These can be obtained free of charge from OC Oerlikon Corporation AG, Pfäffikon, Churerstrasse 120, CH-8808 Pfäffikon (e-mail: ir@oerlikon.com; tel: +41 58 360 96 22; fax: +41 58 360 91 93).

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date January 7, 2008
Contact Li Sulejmanagic

OC Oerlikon Corporation AG, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

Li Sulejmanagic

Corporate Communications

Enclosure

- **Disclosure of shareholding of Merrill Lynch to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Li Sulejmanagic
Phone +41 58 360 96 06
Fax +41 58 360 91 93
li.sulejmanagic@oerlikon.com
www.oerlikon.com

Disclosure of Shareholding pursuant to the Stock Exchange Act

Pfäffikon SZ, January 7, 2008 – Due to the expiration of call options and the release of hedging positions for derivatives effective December 20, 2007, Merrill Lynch Capital Markets AG, Stockerstrasse 23, 8002 Zurich, disclosed the following holding of the Merrill Lynch group in OC Oerlikon Corporation AG, Pfäffikon:

Purchase positions:

Percentage of voting rights: 11.94 %

- 884 858 registered shares (6.26 %)
- 656 640 call options with 473 814 (3.35 %) voting rights conferred *)
- 455 700 put options with 329 070 (2.33 %) voting rights conferred *)

Sale positions:

Percentage of voting rights from underlying shares: 8.97 %

- 115 050 short call options with 59 655 (0.42 %) voting rights conferred *)
- 31 830 long put options with 3 183 (0.02 %) voting rights conferred *)
- 12 065 790 written call options with 1 206 039 (8.53 %) voting rights conferred *)

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*) Based on a recommendation by SWX Swiss Exchange of January 4, 2008, for practical reasons there will be no publication of the extensive details on the financial instruments required by article 13 section 1 and 1bis in connection with article 17 section 1 lit. a and section 1bis SESTO-FBC. These can be obtained free of charge from OC Oerlikon Corporation AG, Pfäffikon, Churerstrasse 120, CH-8808 Pfäffikon (e-mail: ir@oerlikon.com; tel: +41 58 360 96 22; fax: +41 58 360 91 93).

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

The group holding a share of voting rights in OC Oerlikon Corporation AG, Pfäffikon, consists of the following members:

- Black Rock Investment Management (UK) Limited
  33 King William Street
  London EC4R 9AS, United Kingdom
- Merrill Lynch Capital Markets AG
  Stockerhof, Stockerstrasse 23
  P.O. Box 773
  8039 Zurich, Switzerland
- Merrill Lynch, Pierce, Fenner & Smith
  4 World Financial Center
  250 Vesey Street
  New York, NY 10080, USA
- Merrill Lynch International
  2 King Edward Street
  London EC1A 1 HQ, United Kingdom

Said companies are subsidiaries of Merrill Lynch & Co., Inc., 4 World Financial Center, New York, NY 10080, USA.

Nature of agreement: group of companies

Identity of the group's representative:
Merrill Lynch Capital Markets AG, Zurich

The shareholder's contact person for the present notification is:
Simone Schenk, Merrill Lynch Capital Markets AG, Stockerstrasse 23, 8002 Zürich
Tel. 044 297 75 90

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

For further information please contact:

Burkhard Böndel Corporate Communications Tel. +41 58 360 96 02 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Corporate Investor Relations Tel. +41 58 360 96 22 Fax +41 58 360 98 22 ir@oerlikon.com www.oerlikon.com

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company ranks either first or second in the respective global markets.

END